ASYST INC.
COMPENSATORY BENEFIT CONTRACT
WITH MICHAEL VARDAKIS

     THIS Compensatory Benefit Contract is made and entered into by and between Asyst, Inc., a Utah corporation, and Michael Vardakis as of April 30, 1999 for the purpose of providing compensation in the form of Common Shares of the corporation for cash payments made by Vardakis on behalf of, and services performed by him, on behalf of the corporation during the period from February 1997 through April 1999.

     WHEREAS, Asyst Corporation is a Utah corporation which has conducted no active business operations since 1995; and

     WHEREAS, during that period Michael Vardakis has, with the knowledge and consent of the Board of Directors of the corporation, expended sums of money and spent significant time for the purpose of maintaining The Company as a Utah business corporation in good standing and paying fees and other assessments incurred in connection with preparing it to file a registration statement under the Securities Exchange Act of 1934 on Form 10-SB, as follows: Payment of cash in the sum of $3,500; Entered into an agreement to pay attorneys fees of an additional $6,000; Spent in excess of 50 hours performing services for the corporation which, at market value, should be compensated at not less than $25 per hour for hourly compensation of $1250, making a total due of at least $10,750.

     WHEREAS, the Company is without cash funds with which to provide compensation for such services or pay the costs and fees discharged and paid by Vardakis on behalf of the corporation; and

     WHEREAS, The Company desires to enter into this Compensatory Benefit Contract as a means of providing compensation to Vardakis in the form of Common Shares of the corporation;

     NOW, THEREFORE, it is mutually agreed as follows:

     1. The cash payments, payment agreements and hourly services performed for and on behalf of Michael Vardakis on behalf of The Company with the knowledge and consent of the Board of Directors are valued, at market, at a sum of not less than $10,750.

     2. As compensation for these cash expenditures and services, The Company agrees to cause to be issued 250,000 of its $.001 par value Common Shares.

     3. The Company Common Shares have no market value, and on the basis of the Company's audited balance sheet as of December 1, 1999, have negative net worth. Accordingly, the shares shall be valued, for purposes of this agreement, at their par value, that is: a sum less than $10,750.

     4. Vardakis agrees to compromise all his claims against the corporation for cash and services in exchange for receipt of the aforesaid Common Shares.

     5. The Common Shares, when issued, shall not have been registered under the Securities Act of 1933 but shall be issued in reliance on the exemption from registration provided by § 3(b) of the Act and Rule 701 promulgated thereunder. Accordingly, the shares, when issued, shall be "restricted securities" as that term is defined by paragraph (a)(3) of SEC Rule 144 and the certificate(s) representing the shares shall bear a standard form restrictive legend.

                              ASYST INC.

                              By: /s/Robert Hall

/s/ Michael Vardakis
Michael Vardakis